Exhibit 19


(Triangle Bancorp logo appears here)
P.O. Box 31828
Raleigh, NC 27622



1996
Third Quarter Report

3

(Triangle Bancorp logo appears here)



Dear Shareholder:


        The third quarter of 1996 was another record breaking quarter for Triangle Bancorp. Net income for the quarter was $2.8 million, an increase of 21% over the same period in 1995. Earnings per share for the quarter were $.28 compared to $.23 for the third quarter of 1995, an increase of 22%.
        For the nine months ended September 30, 1996, earnings were $7.9 million, a 52% increase over the $5.2 million earned during the same period in 1995. Earnings per share were $.79 compared to $.54 for the same period in 1995. Excluding the sale of a branch and merger-related expenses, core earnings for the nine months ended September 30, 1996 were $7.7 million, a 22% increase over the $6.3 million earned during the same period in 1995.
        Total assets of the Corporation on September 30, 1996 were $904 million, an increase of $117 million or 15% over the $787 million reported on September 30, 1995. Net loans and deposits for the period were $614 million and $782 million, respectively, compared to $519 million and $676 million, respectively, at September 30, 1995.
        We continue to be pleased with the excellent quality of our loan portfolio. The ratio of nonperforming loans and other real estate owned to gross loans was .54% at the quarter ended September 30, 1996 compared to .67% at September 30, 1995. For the year, net chargeoffs as a percentage of average loans were only .04% compared to .12% for 1995. In addition, our percentage of loan loss reserves to nonperforming loans and other real estate compares favorably to our peers, with a coverage ratio of 280%.
        We are extremely gratified by the third quarter and year-to-date results. The improvement in earnings is primarily a result of the increase in net interest income due to the growth of average earning assets from $674 million in the third quarter of 1995 to $810 million in the third quarter of 1996. At the same time, the efficiency ratio has improved significantly from 65% for the quarter ended September 30th, 1995 to 60% for the same period in 1996, as we continue to gain the efficiencies from our acquisitions in 1995.
        In our continuing efforts to improve our convenience to customers and to gain market share in the communities we serve, we opened two new offices during the third quarter and will open two additional new offices during the fourth quarter, primarily in Metropolitan Statistical Areas (MSAs). These include offices in Wake, Cumberland, Pitt and Craven counties. This is consistent with our plans to continue concentrating our growth in MSAs and will bring our total number of branch offices to 41. In addition to our new locations, new products and services will be available to our commercial customers in the fourth quarter. These products and services include PC-access to accounts to perform such duties as ACH origination and cash management.
        We have received regulatory and shareholder approvals for the acquisition of Granville United Bank in Oxford, North Carolina. Granville United has assets of $61 million at September 30, 1996 and plans call for it to be merged into Triangle Bank this month. This will add three additional offices and increase our total number of banking locations to 44.
        The quarterly cash dividend has increased by 33% from .06 cents to .08 cents per share since the third quarter of 1995. We continued to be pleased with the performance of our stock and the "outperform" rating we received from Wheat First Securities, Inc. in their latest analyst report dated September 6, 1996.
        We appreciate the support of our shareholders and encourage you to use the services of our Bank as well as recommend us to others.

Sincerely,

(Signature of Michael S. Patterson)

Michael S. Patterson
President and CEO


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Summary Balance Sheets
(In thousands)

                                             9/30/96         9/30/95
Assets
Cash, Due from Banks,
        and Federal Funds Sold          $       48,762  $       48,753
Investments, Market Value of
        $191,215 and $174,085                  192,414         173,517
Loans Less Allowance of
        $9,392 and $8,709                      614,934         521,859
Other Assets                                    47,455          42,459

        Total Assets                    $      903,565  $      786,588


Liabilities and
Shareholders' Equity
Demand Deposits                         $      128,564  $      113,257
Interest Bearing Deposits                      653,289         562,957
Total Deposits                                 781,853         676,214

Other Borrowings                                34,681          27,091
Other Liabilities                                9,265          12,552
Total Other Liabilities                         43,946          39,643

Total Liabilities                              825,799         715,857


Shareholders' Equity
Common Stock; no par value;
        20,000 shares authorized;
        9,694 shares and 9,679
        shares outstanding at
        September 30, 1996 and
        1995, respectively                     56,722          56,801
Undivided Profits                              21,616          14,377
Net Unrealized Loss on Securities
        Available for Sale                       (572)           (447)
Total Shareholders' Equity                     77,766          70,731


        Total Liabilities and
        Shareholders' Equity          $       903,565  $      786,588

Triangle Bancorp, Inc. and Subsidiary


Summary Statements of Income and Expense
(In thousands, except per share data)

                      For the Three Months Ended          For the nine Months Ended
                            9/30/96      9/30/95             9/30/96         9/30/95



Interest Income         $      17,867  $ 14,935        $       50,711  $       42,851
-------------------------------------------------------------------------------------
Interest Expenses               8,019     6,715                22,577          18,367
-------------------------------------------------------------------------------------

Net Interest Income             9,848     8,220                28,134          24,484

Provision for Loan Losses         290        30                 1,315             255
-------------------------------------------------------------------------------------

Net Interest Income
        After Provision         9,558     8,190                26,819          24,229

Noninterest Income              2,032     1,872                 6,467           5,297

Noninterest Expense             7,048     6,435                20,552          19,941

Merger Expenses                   131       102                  189            1,640
-------------------------------------------------------------------------------------

Net Income Before Taxes         4,411     3,525               12,545            7,945

Income Tax Expense              1,630     1,230                4,645            2,705
-------------------------------------------------------------------------------------

Net Income              $       2,781   $ 2,295       $        7,900   $        5,240
-------------------------------------------------------------------------------------

Primary Earnings per
         Share          $        .28    $   .23       $          .79   $          .54

Average Common and Common
         Equivalent Shares     9,971      9,862                9,965            9,784

Fully Diluted Earnings
         per Share      $        .28    $   .23       $          .79   $          .54

Average Common and Common
        Equivalent Shares
        assuming full dilution 9,976      9,861                9,973            9,839

-------------------------------------------------------------------------------------




Significant Ratios
Return on Assets                1.25%       1.23%              1.24%             .98%
Return on Equity                14.39%     13.11%             14.00%           10.42%
Efficiency Ratio                60.4%       64.8%              59.9%            72.5%
Net Charge Offs to Average
      Loans                     .004%         .02%              .04%            .12%
Allowance for Loan Losses to
      Loans                                                    1.51%           1.66%
Allowance for Loan Losses to
        Nonperforming Loans                                     280%            244%


Triangle Bank Office Locations

Bailey
Battleboro
Benson
Carrboro
Cary (2)
Chapel Hill (2)
Clayton
Dunn
Durham
Fayetteville (2)
Fuquay-Varina
Garner
Goldsboro
Greenville (2)
Havelock
Lillington


Middlesex
Mount Olive
Nashville
New Bern
Raleigh (3)
Red Oak
Rocky Mount
Sanford (2)
Scotland Neck
Seaboard
Sharpsburg
Spring Hope
Tarboro (2)
Whiteville (2)
Wilmington


Shareholder Information

Stock Transfer Agent and Registrar:
First Citizens Bank
Stock Transfer Department
2917 Highwoods Boulevard
Raleigh, North Carolina 27604
1-800-662-7130

Stock Listing:
The common stock of Triangle Bancorp is traded in the NASDAQ National Market
System under the ticker symbol TRBC.

Market Makers:
A. G. Edwards
Dean Witter Reynolds
Herzog, Heine, Geduld, Inc.
Interstate Johnson Lane
Legg Mason
Olde Discount Corporation
Principal Financial Securities
Raymond James & Associates, Inc.
Scott & Stringfellow
Wedbush Morgan Securities, Inc.
Wheat First Butcher Singer


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